FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2015 Third Quarter

(April 1, 2014 through December 31, 2014)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2015 Third Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

February 4, 2015

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL Representative	: :	http://www.toyota.co.jp Akio Toyoda, President
Contact person	:	Yasushi Kyoda, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	February 12, 2015
Payment date of cash dividends	:	—
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2015 First Nine Months (April 1, 2014 through December 31, 2014)

(1)	Consolidated financial results (For the nine months ended December 31)

	(% of change from previous first nine months)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2015 first nine months	20,115,614	5.2	2,114,826	13.9	2,355,635	16.5	1,726,863	13.2
FY2014 first nine months	19,122,529	17.8	1,855,984	126.8	2,022,481	118.5	1,526,087	135.4

(Note)  Comprehensive income: FY2015 first nine months 2,882,256 million yen (12.7%), FY2014 first nine months 2,558,475 million yen (159.4%)

	Net income attributable to Toyota Motor Corporation per share – Basic	Net income attributable to Toyota Motor Corporation per share – Diluted
	Yen	Yen
FY2015 first nine months	545.94	545.68
FY2014 first nine months	481.60	481.27

(2)	Consolidated financial position

	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2015 third quarter	46,722,224	17,128,149	16,316,058	34.9
FY2014	41,437,473	15,218,987	14,469,148	34.9

2.	Cash Dividends

	Annual cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2014	—	65.00	—	100.00	165.00
FY2015	—	75.00	—
FY2015 (forecast)				—	—

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of Consolidated Results for FY2015 (April 1, 2014 through March 31, 2015)

	(% of change from FY2014)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	27,000,000	5.1	2,700,000	17.8	2,920,000	19.6	2,130,000	16.8	677.14

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter
(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 5 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 5 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2015 third quarter 3,417,997,492 shares, FY2014 3,447,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2015 third quarter 272,420,013 shares,
FY2014 278,231,473 shares

(iii)	Average number of shares issued and outstanding in each period: FY2015 first nine months 3,163,078,806 shares,
FY2014 first nine months 3,168,760,703 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

TOYOTA MOTOR CORPORATION    FY2015 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

TOYOTA MOTOR CORPORATION    FY2015 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Information Concerning Consolidated Financial Results for FY2015 First Nine Months

(1) Financial Results

Consolidated vehicle unit sales in Japan and overseas decreased by 45 thousand units, or 0.7%, to 6,740 thousand units in FY2015 first nine months (the nine months ended December 31, 2014) compared with FY2014 first nine months (the nine months ended December 31, 2013). Vehicle unit sales in Japan decreased by 113 thousand units, or 6.9%, to 1,529 thousand units in FY2015 first nine months compared with FY2014 first nine months. Meanwhile, overseas vehicle unit sales increased by 68 thousand units, or 1.3%, to 5,211 thousand units in FY2015 first nine months compared with FY2014 first nine months.

As for the results of operations, net revenues increased by 993.0 billion yen, or 5.2%, to 20,115.6 billion yen in FY2015 first nine months compared with FY2014 first nine months, and operating income increased by 258.8 billion yen, or 13.9%, to 2,114.8 billion yen in FY2015 first nine months compared with FY2014 first nine months. The factors contributing to an increase in operating income were the effects of changes in exchange rates of 215.0 billion yen, cost reduction efforts of 200.0 billion yen, and other factors of 113.8 billion yen. On the other hand, the factors contributing to a decrease in operating income were the increase in expenses and others of 240.0 billion yen and the effects of marketing activities of 30.0 billion yen. Income before income taxes and equity in earnings of affiliated companies increased by 333.1 billion yen, or 16.5%, to 2,355.6 billion yen in FY2015 first nine months compared with FY2014 first nine months. Net income attributable to Toyota Motor Corporation increased by 200.7 billion yen, or 13.2%, to 1,726.8 billion yen in FY2015 first nine months compared with FY2014 first nine months.

(2) Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 827.0 billion yen, or 4.7%, to 18,556.9 billion yen in FY2015 first nine months compared with FY2014 first nine months, and operating income increased by 167.9 billion yen, or 10.3%, to 1,791.5 billion yen in FY2015 first nine months compared with FY2014 first nine months. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) Financial services:

Net revenues for the financial services operations increased by 162.5 billion yen, or 15.4%, to 1,215.1 billion yen in FY2015 first nine months compared with FY2014 first nine months, and operating income increased by 84.4 billion yen, or 42.1%, to 285.0 billion yen in FY2015 first nine months compared with FY2014 first nine months. The increase in operating income was mainly due to the recording of valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses increased by 69.8 billion yen, or 8.9%, to 856.3 billion yen in FY2015 first nine months compared with FY2014 first nine months, and operating income increased by 2.2 billion yen, or 5.5%, to 43.2 billion yen in FY2015 first nine months compared with FY2014 first nine months.

TOYOTA MOTOR CORPORATION    FY2015 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Geographic Information

(i) Japan:

Net revenues in Japan increased by 18.8 billion yen, or 0.2%, to 10,506.6 billion yen in FY2015 first nine months compared with FY2014 first nine months. However, operating income decreased by 17.8 billion yen, or 1.5%, to 1,143.5 billion yen in FY2015 first nine months compared with FY2014 first nine months. The decrease in operating income was mainly due to the increase in expenses and others, and decreases in both production volume and vehicle unit sales.

(ii) North America:

Net revenues in North America increased by 949.9 billion yen, or 15.3%, to 7,154.7 billion yen in FY2015 first nine months compared with FY2014 first nine months, and operating income increased by 221.5 billion yen, or 80.6%, to 496.4 billion yen in FY2015 first nine months compared with FY2014 first nine months. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and the recording of valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) Europe:

Net revenues in Europe increased by 107.9 billion yen, or 5.3%, to 2,137.2 billion yen in FY2015 first nine months compared with FY2014 first nine months, and operating income increased by 23.3 billion yen, or 54.2%, to 66.4 billion yen in FY2015 first nine months compared with FY2014 first nine months. The increase in operating income was mainly due to cost reduction efforts and increases in both production volume and vehicle unit sales.

(iv) Asia:

Net revenues in Asia increased by 48.4 billion yen, or 1.3%, to 3,700.9 billion yen in FY2015 first nine months compared with FY2014 first nine months, and operating income increased by 14.8 billion yen, or 4.9%, to 320.6 billion yen in FY2015 first nine months compared with FY2014 first nine months. The increase in operating income was mainly due to cost reduction efforts.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions increased by 94.6 billion yen, or 5.3%, to 1,890.2 billion yen in FY2015 first nine months compared with FY2014 first nine months. However, operating income decreased by 1.0 billion yen, or 1.0%, to 107.2 billion yen in FY2015 first nine months compared with FY2014 first nine months.

TOYOTA MOTOR CORPORATION    FY2015 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

2.	Information Concerning Forecast of Consolidated Financial Results for FY2015

Reflecting the current trend of foreign currency exchange rates, the current forecast of consolidated financial results for FY2015 (April 1, 2014 through March 31, 2015) is set forth below. This forecast assumes average exchange rates through the fiscal year of 109 yen per US$1 and 139 yen per 1 euro.

Forecast of consolidated results for FY2015

Net revenues	27,000.0 billion yen	(an increase of 5.1% compared with FY2014)
Operating income	2,700.0 billion yen	(an increase of 17.8% compared with FY2014)
Income before income taxes and equity in earnings of affiliated companies	2,920.0 billion yen	(an increase of 19.6% compared with FY2014)
Net income attributable to Toyota Motor Corporation	2,130.0 billion yen	(an increase of 16.8% compared with FY2014)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2015 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

3.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for consolidated financial statements

In July 2013, the Financial Accounting Standards Board issued updated guidance on uncertain tax positions. This guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward for tax purposes, a similar tax loss, or a tax credit carryforward. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2014. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2015 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2014 first nine months (April 1, 2013 through December 31, 2013)	FY2015 first nine months (April 1, 2014 through December 31, 2014)	Increase (Decrease)
Automotive	Japan	3,174,234	3,040,834	(133,400)
	North America	1,324,043	1,456,654	132,611
	Europe	371,863	401,662	29,799
	Asia	1,445,340	1,367,724	(77,616)
	Other	372,860	376,853	3,993

	Total	6,688,340	6,643,727	(44,613)

Other	Housing	4,465	3,792	(673)

Business segment		FY2014 third quarter (October 1, 2013 through December 31, 2013)	FY2015 third quarter (October 1, 2014 through December 31, 2014)	Increase (Decrease)
Automotive	Japan	1,031,356	993,782	(37,574)
	North America	433,913	485,986	52,073
	Europe	132,406	149,551	17,145
	Asia	509,667	438,890	(70,777)
	Other	125,489	127,318	1,829

	Total	2,232,831	2,195,527	(37,304)

Other	Housing	1,624	1,504	(120)

Note:	1 Production in “Automotive” indicates production units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2014 first nine months (April 1, 2013 through December 31, 2013)	FY2015 first nine months (April 1, 2014 through December 31, 2014)	Increase (Decrease)
Automotive	Japan	1,641,420	1,528,162	(113,258)
	North America	1,962,212	2,107,623	145,411
	Europe	629,713	633,578	3,865
	Asia	1,201,290	1,128,713	(72,577)
	Other	1,349,888	1,341,082	(8,806)

	Total	6,784,523	6,739,158	(45,365)

Other	Housing	4,000	3,393	(607)

Business segment		FY2014 third quarter (October 1, 2013 through December 31, 2013)	FY2015 third quarter (October 1, 2014 through December 31, 2014)	Increase (Decrease)
Automotive	Japan	540,214	497,933	(42,281)
	North America	664,168	712,518	48,350
	Europe	222,779	219,361	(3,418)
	Asia	421,704	373,895	(47,809)
	Other	467,897	458,929	(8,968)

	Total	2,316,762	2,262,636	(54,126)

Other	Housing	1,335	1,210	(125)

Note:	1 Sales in “Automotive” indicates sales units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2015 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

5.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2014 (March 31, 2014)	FY2015 third quarter (December 31, 2014)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,041,170	2,398,166	356,996
Time deposits	180,207	81,840	(98,367)
Marketable securities	2,046,877	2,060,583	13,706
Trade accounts and notes receivable, less allowance for doubtful accounts	2,036,232	1,986,294	(49,938)
Finance receivables, net	5,628,934	6,445,115	816,181
Other receivables	351,182	395,941	44,759
Inventories	1,894,704	2,133,775	239,071
Deferred income taxes	866,386	827,268	(39,118)
Prepaid expenses and other current assets	672,014	687,632	15,618

Total current assets	15,717,706	17,016,614	1,298,908

Noncurrent finance receivables, net	8,102,294	9,478,700	1,376,406
Investments and other assets:
Marketable securities and other securities investments	6,765,043	7,758,794	993,751
Affiliated companies	2,429,778	2,582,978	153,200
Employees receivables	44,966	46,301	1,335
Other	736,388	829,146	92,758

Total investments and other assets	9,976,175	11,217,219	1,241,044

Property, plant and equipment:
Land	1,314,040	1,344,606	30,566
Buildings	4,073,335	4,287,094	213,759
Machinery and equipment	10,381,285	10,978,899	597,614
Vehicles and equipment on operating leases	3,709,560	5,022,305	1,312,745
Construction in progress	286,571	471,891	185,320

Total property, plant and equipment, at cost	19,764,791	22,104,795	2,340,004

Less – Accumulated depreciation	(12,123,493)	(13,095,104)	(971,611)

Total property, plant and equipment, net	7,641,298	9,009,691	1,368,393

Total assets	41,437,473	46,722,224	5,284,751

TOYOTA MOTOR CORPORATION    FY2015 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2014 (March 31, 2014)	FY2015 third quarter (December 31, 2014)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	4,830,820	5,533,651	702,831
Current portion of long-term debt	2,949,663	3,733,492	783,829
Accounts payable	2,213,218	2,158,513	(54,705)
Other payables	845,426	761,164	(84,262)
Accrued expenses	2,313,160	2,469,081	155,921
Income taxes payable	594,829	223,181	(371,648)
Other current liabilities	933,569	1,196,970	263,401

Total current liabilities	14,680,685	16,076,052	1,395,367

Long-term liabilities:
Long-term debt	8,546,910	9,983,032	1,436,122
Accrued pension and severance costs	767,618	830,069	62,451
Deferred income taxes	1,811,846	2,230,580	418,734
Other long-term liabilities	411,427	474,342	62,915

Total long-term liabilities	11,537,801	13,518,023	1,980,222

Total liabilities	26,218,486	29,594,075	3,375,589

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2014 and December 31, 2014 issued: 3,447,997,492 shares at March 31, 2014 and 3,417,997,492 shares at December 31, 2014	397,050	397,050	—
Additional paid-in capital	551,308	548,889	(2,419)
Retained earnings	14,116,295	15,044,056	927,761
Accumulated other comprehensive income (loss)	528,161	1,557,134	1,028,973
Treasury stock, at cost, 278,231,473 shares at March 31, 2014 and 272,420,013 shares at December 31, 2014	(1,123,666)	(1,231,071)	(107,405)

Total Toyota Motor Corporation shareholders’ equity	14,469,148	16,316,058	1,846,910

Noncontrolling interests	749,839	812,091	62,252

Total shareholders’ equity	15,218,987	17,128,149	1,909,162

Commitments and contingencies

Total liabilities and shareholders’ equity	41,437,473	46,722,224	5,284,751

TOYOTA MOTOR CORPORATION    FY2015 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

First nine months ended December 31

Consolidated Statements of Income

	(Yen in millions)
	FY2014 first nine months (Nine months ended December 31, 2013)	FY2015 first nine months (Nine months ended December 31, 2014)	Increase (Decrease)
Net revenues:
Sales of products	18,101,814	18,929,509	827,695
Financing operations	1,020,715	1,186,105	165,390

Total net revenues	19,122,529	20,115,614	993,085

Costs and expenses:
Cost of products sold	14,840,183	15,401,729	561,546
Cost of financing operations	629,594	663,605	34,011
Selling, general and administrative	1,796,768	1,935,454	138,686

Total costs and expenses	17,266,545	18,000,788	734,243

Operating income	1,855,984	2,114,826	258,842

Other income (expense):
Interest and dividend income	93,528	116,950	23,422
Interest expense	(15,321)	(16,777)	(1,456)
Foreign exchange gain, net	63,035	104,286	41,251
Other income, net	25,255	36,350	11,095

Total other income (expense)	166,497	240,809	74,312

Income before income taxes and equity in earnings of affiliated companies	2,022,481	2,355,635	333,154

Provision for income taxes	644,928	789,704	144,776
Equity in earnings of affiliated companies	248,077	251,037	2,960

Net income	1,625,630	1,816,968	191,338

Less - Net income attributable to noncontrolling interests	(99,543)	(90,105)	9,438

Net income attributable to Toyota Motor Corporation	1,526,087	1,726,863	200,776

	(Yen)
Net income attributable to Toyota Motor Corporation per share
Basic	481.60	545.94	64.34
Diluted	481.27	545.68	64.41

TOYOTA MOTOR CORPORATION    FY2015 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2014 first nine months (Nine months ended December 31, 2013)	FY2015 first nine months (Nine months ended December 31, 2014)	Increase (Decrease)
Net income	1,625,630	1,816,968	191,338
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	335,614	517,169	181,555
Unrealized gains (losses) on securities	597,990	547,683	(50,307)
Pension liability adjustments	(759)	436	1,195

Total other comprehensive income (loss)	932,845	1,065,288	132,443

Comprehensive income	2,558,475	2,882,256	323,781

Less - Comprehensive income attributable to noncontrolling interests	(108,452)	(126,420)	(17,968)

Comprehensive income attributable to Toyota Motor Corporation	2,450,023	2,755,836	305,813

TOYOTA MOTOR CORPORATION    FY2015 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Third quarter for the three months ended December 31

Consolidated Statements of Income

	(Yen in millions)
	FY2014 third quarter (Three months ended December 31, 2013)	FY2015 third quarter (Three months ended December 31, 2014)	Increase (Decrease)
Net revenues:
Sales of products	6,229,811	6,742,115	512,304
Financing operations	355,233	427,902	72,669

Total net revenues	6,585,044	7,170,017	584,973

Costs and expenses:
Cost of products sold	5,133,757	5,476,153	342,396
Cost of financing operations	213,436	241,636	28,200
Selling, general and administrative	637,342	689,348	52,006

Total costs and expenses	5,984,535	6,407,137	422,602

Operating income	600,509	762,880	162,371

Other income (expense):
Interest and dividend income	35,398	43,907	8,509
Interest expense	(5,583)	(7,308)	(1,725)
Foreign exchange gain, net	46,311	40,125	(6,186)
Other income, net	2,321	6,857	4,536

Total other income (expense)	78,447	83,581	5,134

Income before income taxes and equity in earnings of affiliated companies	678,956	846,461	167,505

Provision for income taxes	207,748	296,113	88,365
Equity in earnings of affiliated companies	89,286	85,141	(4,145)

Net income	560,494	635,489	74,995

Less - Net income attributable to noncontrolling interests	(35,030)	(35,462)	(432)

Net income attributable to Toyota Motor Corporation	525,464	600,027	74,563

	(Yen)
Net income attributable to Toyota Motor Corporation per share
Basic	165.80	189.87	24.07
Diluted	165.70	189.77	24.07

TOYOTA MOTOR CORPORATION    FY2015 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2014 third quarter (Three months ended December 31, 2013)	FY2015 third quarter (Three months ended December 31, 2014)	Increase (Decrease)
Net income	560,494	635,489	74,995
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	240,983	374,342	133,359
Unrealized gains (losses) on securities	292,424	323,715	31,291
Pension liability adjustments	(2,848)	(426)	2,422

Total other comprehensive income (loss)	530,559	697,631	167,072

Comprehensive income	1,091,053	1,333,120	242,067

Less - Comprehensive income attributable to noncontrolling interests	(46,425)	(62,472)	(16,047)

Comprehensive income attributable to Toyota Motor Corporation	1,044,628	1,270,648	226,020

TOYOTA MOTOR CORPORATION    FY2015 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2014 first nine months (Nine months ended December 31, 2013)	FY2015 first nine months (Nine months ended December 31, 2014)
Cash flows from operating activities:
Net income	1,625,630	1,816,968
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	914,323	1,017,636
Provision for doubtful accounts and credit losses	33,987	51,466
Pension and severance costs, less payments	11,843	21,986
Losses on disposal of fixed assets	18,482	19,197
Unrealized losses on available-for-sale securities, net	2,937	2,488
Deferred income taxes	71,236	83,752
Equity in earnings of affiliated companies	(248,077)	(251,037)
Changes in operating assets and liabilities, and other	296,650	(424,845)

Net cash provided by operating activities	2,727,011	2,337,611

Cash flows from investing activities:
Additions to finance receivables	(9,101,384)	(9,873,674)
Collection of and proceeds from sales of finance receivables	8,178,724	9,252,856
Additions to fixed assets excluding equipment leased to others	(665,463)	(753,621)
Additions to equipment leased to others	(1,275,129)	(1,619,741)
Proceeds from sales of fixed assets excluding equipment leased to others	26,138	31,714
Proceeds from sales of equipment leased to others	577,522	569,739
Purchases of marketable securities and security investments	(3,556,002)	(1,890,945)
Proceeds from sales of and maturity of marketable securities and security investments	2,617,150	1,945,071
Changes in investments and other assets, and other	(143,246)	80,906

Net cash used in investing activities	(3,341,690)	(2,257,695)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,895,059	3,256,589
Payments of long-term debt	(2,268,556)	(2,222,231)
Increase in short-term borrowings	479,598	84,703
Dividends paid to Toyota Motor Corporation shareholders	(396,030)	(554,933)
Dividends paid to noncontrolling interests	(62,765)	(69,188)
Reissuance (repurchase) of treasury stock	7,707	(354,233)

Net cash provided by financing activities	655,013	140,707

Effect of exchange rate changes on cash and cash equivalents	84,762	136,373

Net increase in cash and cash equivalents	125,096	356,996

Cash and cash equivalents at beginning of period	1,718,297	2,041,170

Cash and cash equivalents at end of period	1,843,393	2,398,166

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2015 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(5) Segment Information

(i) Segment operating results

FY2014 first nine months (Nine months ended December 31, 2013)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	17,694,453	1,020,715	407,361	—	19,122,529
Inter-segment sales and transfers	35,403	31,828	379,116	(446,347)	—

Total	17,729,856	1,052,543	786,477	(446,347)	19,122,529

Operating expenses	16,106,238	851,935	745,498	(437,126)	17,266,545

Operating income	1,623,618	200,608	40,979	(9,221)	1,855,984

FY2015 first nine months (Nine months ended December 31, 2014)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	18,514,257	1,186,105	415,252	—	20,115,614
Inter-segment sales and transfers	42,694	29,008	441,054	(512,756)	—

Total	18,556,951	1,215,113	856,306	(512,756)	20,115,614

Operating expenses	16,765,356	930,070	813,078	(507,716)	18,000,788

Operating income	1,791,595	285,043	43,228	(5,040)	2,114,826

FY2014 third quarter (Three months ended December 31, 2013)
	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,082,074	355,233	147,737	—	6,585,044
Inter-segment sales and transfers	14,513	9,667	130,677	(154,857)	—

Total	6,096,587	364,900	278,414	(154,857)	6,585,044

Operating expenses	5,581,017	297,590	257,749	(151,821)	5,984,535

Operating income	515,570	67,310	20,665	(3,036)	600,509

FY2015 third quarter (Three months ended December 31, 2014)
	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,595,190	427,902	146,925	—	7,170,017
Inter-segment sales and transfers	14,495	9,837	154,150	(178,482)	—

Total	6,609,685	437,739	301,075	(178,482)	7,170,017

Operating expenses	5,958,362	337,211	286,255	(174,691)	6,407,137

Operating income	651,323	100,528	14,820	(3,791)	762,880

TOYOTA MOTOR CORPORATION    FY2015 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(ii) Geographic Information

FY2014 first nine months (Nine months ended December 31, 2013)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,084,001	6,082,728	1,951,706	3,353,948	1,650,146	—	19,122,529
Inter-segment sales and transfers	4,403,855	122,081	77,567	298,608	145,514	(5,047,625)	—

Total	10,487,856	6,204,809	2,029,273	3,652,556	1,795,660	(5,047,625)	19,122,529

Operating expenses	9,326,432	5,929,977	1,986,155	3,346,836	1,687,312	(5,010,167)	17,266,545

Operating income	1,161,424	274,832	43,118	305,720	108,348	(37,458)	1,855,984

FY2015 first nine months (Nine months ended December 31, 2014)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	5,976,817	6,971,138	2,029,188	3,399,998	1,738,473	—	20,115,614
Inter-segment sales and transfers	4,529,866	183,616	108,049	300,964	151,815	(5,274,310)	—

Total	10,506,683	7,154,754	2,137,237	3,700,962	1,890,288	(5,274,310)	20,115,614

Operating expenses	9,363,106	6,658,332	2,070,759	3,380,344	1,782,991	(5,254,744)	18,000,788

Operating income	1,143,577	496,422	66,478	320,618	107,297	(19,566)	2,114,826

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East.

FY2014 third quarter (Three months ended December 31, 2013)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,078,307	2,096,235	701,982	1,154,295	554,225	—	6,585,044
Inter-segment sales and transfers	1,465,757	40,622	24,249	98,366	49,228	(1,678,222)	—

Total	3,544,064	2,136,857	726,231	1,252,661	603,453	(1,678,222)	6,585,044

Operating expenses	3,212,667	2,024,325	708,524	1,142,583	571,251	(1,674,815)	5,984,535

Operating income	331,397	112,532	17,707	110,078	32,202	(3,407)	600,509

FY2015 third quarter (Three months ended December 31, 2014)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,007,235	2,594,014	728,988	1,214,474	625,306	—	7,170,017
Inter-segment sales and transfers	1,648,635	60,989	42,375	103,871	58,952	(1,914,822)	—

Total	3,655,870	2,655,003	771,363	1,318,345	684,258	(1,914,822)	7,170,017

Operating expenses	3,231,060	2,471,248	738,089	1,210,647	654,917	(1,898,824)	6,407,137

Operating income	424,810	183,755	33,274	107,698	29,341	(15,998)	762,880

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION    FY2015 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(6) Significant Changes in Shareholders’ Equity

None